

September 4, 2013

Via E-mail
Paul Carmel
Chief Executive Officer
Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, QC J9X 4P6
Canada

> **Re: Richmont Mines Inc.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 24, 2013**
> **File No. 001-14598**

Dear Mr. Carmel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 18. Consolidated Financial Statements

Note 2. Summary of Accounting Policies, page 8

2.15 Exploration Tax Credits Receivable, page 15

1.   We note your disclosure that you are entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. Please clarify which expenditures qualify as refundable and your recognition policy to record the credits. Please also tell us why you believe the credit to property, plant and equipment is appropriate, including reference to any authoritative guidance you have used to base your conclusion. Please provide draft disclosure to be included in future filings.

2.24 Start of Advanced Exploration Phase, page 20

2.   We note your policy of capitalizing exploration costs in advanced exploration phase. Please clarify the criteria used by management to determine that a project has demonstrated a potential for development and whether a final feasibility study supports the technical feasibility and commercial viability of the project. Please quantify the amount of advanced exploration phase assets at the end of each period presented per IFRS 6.23 and provide draft disclosure to be included in future filings.

Note 11. Mining and Income Taxes, page 28

Deferred Income and Mining Taxes, page 29

3.   We note in your reconciliation of deferred income and mining taxes line items Property, plant and equipment - creditor and property, plant and equipment - debtor. Please explain to us the difference of the creditor and debtor line items.

Note 12. Net Loss from Discontinued Operation, page 32

4.   We note you ceased operations at the Francoeur mine on November 30, 2012 and wrote off $42 million of assets. Please tell us the carrying amount of the remaining property, plant and assets and classification in the balance sheet at December 31, 2012. Also, explain your future plans for this property. Please provide draft disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining